SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
PENGROWTH ENERGY TRUST
(Name of Registrant)
2100, 222-3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of Principal Executive Office)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
The exhibit to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933, as amended: Form F-3 (333-143810) and Form F-10 (333-158580).

DOCUMENT FILED AS PART OF THIS FORM 6-K
The following exhibit is attached:
99.1	See the Exhibit Index to this Form 6-K

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST (Registrant)
By	/s/ Gordon M. Anderson
Gordon M. Anderson
Vice President

Date: October 30, 2009

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Form 51-102F3 Material Change Report in connection with the press release dated October 23, 2009, reporting the successful closing of its previously announced bought deal financing for gross proceeds of approximately $300 million (CDN) dated October 30, 2009